Exhibit 12.1

ACE Limited
Ratio of Earnings to Fixed Charges

	Years Ended December 31
(in millions of U.S. dollars, except ratios)	2014	2013	2012	2011	2010
Net income	$2,853	$3,758	$2,706	$1,540	$3,085
Add:
Provision for income taxes	634	480	270	502	553
Fixed charges	322	318	287	288	251
Earnings for computation	$3,809	$4,556	$3,263	$2,330	$3,889
Fixed charges
Interest expense	$280	$275	$250	$250	$224
Portion of rental expense deemed to be interest	42	43	37	38	27
Total fixed charges	$322	$318	$287	$288	$251
Ratio of earnings to fixed charges	11.8	14.4	11.4	8.1	15.5

Note: ACE Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).